UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 28, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT
RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association of the Company (the “Articles”) and the rules for the meeting of the board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the chairman of the Company, the 2017 third regular meeting (the “Meeting”) of the board of directors of the Company (the “Board”) was held through the means of telecommunication on 27 April 2017.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

Mr. Liu Shaoyong, the chairman of the Company; Mr. Ma Xulun, the vice chairman of the Company; Mr. Li Yangmin, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, Directors; and Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping, being independent non-executive Directors, all voted in favour of the relevant resolutions of the Board. All Directors considered and unanimously passed the following resolutions:

1.	Considered and approved the “2017 First Quarterly Financial Statements of the Company”.

2.	Considered and approved the “2017 First Quarterly Report of the Company”.

3.	Considered and approved the “Resolution on Amendments to Certain Articles of the Articles of Association” and decided to propose the following amendments to Article 1 and Article 72 of the Articles, respectively at the 2016 annual general meeting of the Company for approval:

Nos.	Original Articles	Amended Articles

1

Article 1 The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No.140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. The number of the Company’s business licence is: 10001767-8.

As the Company changed its legal representative on February 11, 2009, it also replaced its business license. Its business license number is: 310000400111686 (Airport).

The promoter of the Company is: China Eastern Air Holding Company.

Article 1 The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No.140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social credit code of the business license of the Company after the integration is 913100007416029816.

The promoter of the Company is: China Eastern Air Holding Company

Nos.	Original Articles	Amended Articles

2

Article 72 Each matter up for consideration at a Shareholders’ general meeting shall be voted upon at such Shareholders’ general meeting.

A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

Article 72 Each matter up for consideration at a Shareholders’ general meeting shall be voted upon at such Shareholders’ general meeting.

A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

For material issues to be decided in general meetings of the Company that would affect the interests of its small and medium sized investors, the votes by the small and medium sized investors shall be counted separately. The result of such separate vote counting shall be disclosed publicly in a timely manner.

The Board of the Company, Independent Directors and those Shareholders who have met the relevant requirements may openly collect voting rights from the Company’s Shareholders. While collecting votes of the Shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the Shareholders from whom voting rights are being collected. No consideration or other form of de facto consideration shall be involved in the collection of voting rights from the Shareholders. The Company shall not impose any limitation related to minimum shareholdings on the collection of voting rights.

For details, please refer to the announcement to be published on the China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn) on 28 April 2017 by the Company.

4.	Considered and approved the “Resolution on Amendments to Certain Rules of the Rules of Procedures for General Meeting of the Company” and decided to propose the following amendments to Rule 48 of the Rules of Procedures for General Meeting at the 2016 annual general meeting of the Company for approval:

Nos.	Original Rules	Amended Rules

1	Rule 48 A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

Rule 48 A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

For material issues to be decided in general meetings of the Company that would affect the interests of its small and medium sized investors, the votes by the small and medium sized investors shall be counted separately. The result of such separate vote counting shall be disclosed publicly in a timely manner.

The Board of the Company, Independent Directors and those Shareholders who have met the relevant requirements may openly collect voting rights from the Company’s Shareholders. While collecting votes of the Shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the Shareholders from whom voting rights are being collected. No consideration or other form of de facto consideration shall be involved in the collection of voting rights from the Shareholders. The Company shall not impose any limitation related to minimum shareholdings on the collection of voting rights.

For details, please refer to the announcement to be published on the China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn) on 28 April 2017 by the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
27 April 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

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